UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. __)

Possis Medical, Inc.
(Name of Subject Company)
Possis Medical, Inc.
(Name of Persons Filing Statement)
Common Shares
(Title of Class of Securities)
737407106
(CUSIP Number of Class of Securities)
Robert G. Dutcher
Possis Medical, Inc.
9055 Evergreen Blvd NW
Minneapolis, MN 55433-8003
(763) 780-4555
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
Copies to:
Thomas Martin
Dorsey & Whitney LLP
50 South Sixth Street,
Suite 1500
Minneapolis, Minnesota
55402
(612) 340-2600
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     The material filed herewith is a PowerPoint slide presentation used in a meeting of Possis Medical, Inc. employees to discuss Possis’ entry into a definitive merger agreement with MEDRAD, Inc. and Phoenix Acquisition Corp.
Welcome Bob Dutcher President and CEO

Agenda Today's Announcement About MEDRAD Strategic Rationale The Process Limited Communication Questions

Today's Announcement Merger agreement signed between Possis Medical and MEDRAD (a Bayer Healthcare Company) The Possis board has unanimously approved the transaction Next step Regulatory review If approved, will take several weeks

Bayer HealthCare Worldwide Bayer HealthCare is a globally active company with sites on all five continents. Based in Leverkusen, Germany Bayer HealthCare markets products from four divisions: Animal Health Bayer Schering Pharma* Consumer Care Diabetes Care Bayer Schering Pharma employs over 40,000 people in over 100 countries More info: www.bayerhealthcare.com

About MEDRAD Subsidiary of Bayer Healthcare (Bayer Schering Pharma Division) Leader in contrast injection systems used to diagnose cardiovascular and other diseases. MEDRAD based in Warrendale, PA (Pittsburgh metro area) Over 1,700 employees based in 18 locations around the world More info: www.medrad.com

MEDRAD Products MEDRAD products are sold to medical centers in over 85 countries (annual sales ~$500 million) Avanta(r) Fluid Management Injection System Stellant(r) CT Injection System

Strategic Rationale Strong Business Model Synergies Between MEDRAD & Possis Leverages capital equipment, disposable and service businesses Technologies have similar focus on high pressure intravascular fluid management Complimentary Capabilities Between the Organizations Possis brings catheter design/manufacturing and interventional sales capabilities MEDRAD brings global infrastructure and mature field service capabilities

Strategic Rationale Possis Acquisition Accelerates MEDRAD's Move Into the Interventional Markets Interventional markets are growing at 9.3% and are a targeted segment of the MEDRAD strategy Possis capabilities will accelerate MEDRAD's new injector platform penetration Represents a relatively low risk avenue to enter vascular intervention Maximizes MEDRAD's well known/respected brand with interventional customers

Medrad Cardiovascular Business Growth Strategy MEDRAD is leveraging its market and technology leadership in diagnostic fluid delivery .... .... to migrate into therapeutic fluid delivery by investing in niche applications ProVis Avanta Series Organic In - Organic (M&A) Avanta Next Gen Therapeutic Fluid Delivery CV Contrast/Saline Delivery

Possis is Cornerstone of Cardio Strategy "We welcome Possis Medical as the cornerstone of MEDRAD's cardiovascular strategy. It is a truly compatible partnership in terms of product performance, company growth and employee culture." John P. Friel MEDRAD President and CEO

The Process Public announcement of tender offer: Today Limited communication (internal/external) No integration planning with Possis Merger offer approved: 3 weeks (approx.) Regulatory clearance (Hart Scott Rodino Act) Integration planning begins Tender of not less than 2/3 of outstanding shares: (timeframe?) Second step: Any untendered shares are converted

The Process Tender offer closes: expected in first quarter 2008 Phase 1 integration completed: June (approx.) First day we operate as one company Organizational design changes implemented Branding/channel decisions finalized

Employee Considerations This is about growth Will accelerate the growth of both MEDRAD and Possis, providing new opportunities for employees For this reason, minimal job consolidation is expected It is expected that current management staff would remain in place - Bob Dutcher would report to President of MEDRAD, John Friel Marketing strategy, branding, sales force structure, etc. will all be addressed during the integration process

Limited Communication Questions are expected! Please direct all questions to your supervisor We will be very limited in what we can share until the deal is closed. Please be patient if the answer to a question is "I can't discuss that right now" We will communicate as much as we can, as soon as we can

Questions?